February 20, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Raminpour
Branch Chief
Office of Transportation and Leisure

Re:	Lions Gate Entertainment Corp.
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 25, 2017
Form 10-Q for the Fiscal Period Ended December 31, 2017
Filed February 8, 2018
File Nos. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” or “our”), to the comments of the United States Securities and Exchange Commission staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2017 (the “2017 10-K”), and Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2017 contained in your letter dated February 13, 2018. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

We respectfully submit that we do not believe that any amendment to our Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and Quarterly Report on Form 10-Q for the fiscal period ended December 31, 2017 is necessary or required in connection with the Staff’s comments. Rather, as discussed more fully below, we hereby undertake to adjust our disclosures in future filings as appropriate.

Form 10-K for the Fiscal Year Ended March 31, 2017

Note 8 - Debt

Comment 1:    We note from your risk factor disclosure on page 39 and in Note 8 that your Senior Credit Facilities and the indenture that governs the 5.875% Senior Notes contain a number of restrictive covenants, which includes your ability to pay dividends. Please tell us your consideration to disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends pursuant to Rule 4-08(e)(1) of Regulation S-X.

Response:

While we respectfully note that our disclosure discusses the existence of certain restrictive covenants, including our ability to pay dividends, the indentures governing our Senior Credit Facilities and 5.875% Senior Notes allow for the payment of dividends up to certain levels, and in certain cases, allow for the unlimited payment of dividends. At March 31, 2017, the capacity to pay dividends under our Senior Credit Facilities and 5.875% Senior Notes significantly exceeded the amount of our retained earnings or net income, and therefore net income and retained earnings were deemed free of restrictions. We will disclose in future filings the amount of retained earnings or net income that is restricted or free of restrictions.

Note 16 - Segment Information
Tabular Disclosure of Tangible Assets by Geographic Location, page F-54

Comment 2:    We are not able to reconcile your total tangible assets as disclosed here to the face of the balance sheet. Please tell us and revise to disclose what is included in the composition of total tangible assets. Please revise your future filings to exclude any intangible assets from this disclosure, as applicable. Refer to ASC 280-10-50-41 and ASC 280-10-55-23.

Response:

We respectfully note that total tangible assets represent total assets, less intangible assets, goodwill and deferred tax assets. We will revise future filings to disclose total long-lived assets, and will specifically describe what is included in the composition of total long-lived assets as total assets less the following: current assets, investments, long-term receivables, intangible assets, goodwill and deferred tax assets.

Form 10-Q for the Fiscal Period Ended December 31, 2017

Note 15 - Contingencies
Litigation, page 37

Comment 3:     We note that you disclose several legal matters related to the Starz merger, and in some instances, you indicate that you intend to vigorously defend the action. It is not clear to us which of these claims, if any, have had amounts accrued under ASC 450-20-25-2 or if there are any potential future payments deemed reasonably possible in addition to amounts previously accrued. Please revise your future filings to disclose the following information for your loss contingencies in aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements. Refer to ASC 450-20-50-3 through 50-5. We also suggest that you clarify the likely outcome using the language that is directly cited in ASC 450-20 (e.g. probable, reasonably possible, et al). Please provide us with your proposed revisions.

Response:

We will revise future filings to include the following at the beginning of the Contingency disclosures which will be followed by the description of the matters (not repeated below):

From time to time, the Company is involved in certain claims and legal proceedings arising in the normal course of business. In addition, the matters discussed below under the captions Litigation and Appraisal have arisen in connection with the Starz Merger.

The Company establishes an accrued liability for legal claims when the Company determines that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters.

Due to the inherent difficulty of predicting the outcome of litigation and claims, the Company often cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, if any, related to each pending matter may be. Accordingly, at this time, the Company has determined a loss related to these matters in excess of accrued liabilities is reasonably possible, however a reasonable estimate of the possible loss or range of loss cannot not be made at this time.

The Company believes a portion of the losses that may be recognized, if any, would ultimately be recovered from insurance proceeds.

*****
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer

cc:	Adrian Kuzycz, Esq.